06006882

AB 3/28/06 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rabo Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue
(No. and Street)

New York	**New York**	**10167**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth McGrory **(212) 808-2562**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kenneth McGrory, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Rabo Securities USA, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

FAVIAN LEÓN VÁZQUEZ
Notary Public, State of New York
No. 01LE6097571
Qualified in Queens County
Certificate Filed in New York County
My Commission Expires September 02, 2027

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent registered public accounting firm's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Rabo Securities USA, Inc.

December 31, 2005
with Report of Independent Registered Public Accounting Firm

Rabo Securities USA, Inc.

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Rabo Securities USA, Inc.

We have audited the accompanying statement of financial condition of Rabo Securities USA, Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Rabo Securities USA, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2006

Rabo Securities USA, Inc.

Statement of Financial Condition

December 31, 2005

(In thousands, except share amounts)

Assets	
Cash and cash equivalents	$47,594
Receivables from brokers and dealers, and clearing broker	1,197
Receivables from customers	258
Receivables from affiliates	1,677
Total assets	$50,726
Liabilities and stockholder's equity	
Liabilities:	
Payables to affiliate	$ 654
Accounts payable, accrued expenses and other liabilities	1,192
Income taxes payable	6,473
	8,319
Stockholder's equity:	
Common stock (1,000 shares authorized, issued and outstanding, $.01 par value)	–
Additional paid-in capital	32,000
Retained earnings	10,407
Total stockholder's equity	42,407
Total liabilities and stockholder's equity	$50,726

See notes to financial statements.

Rabo Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2005

1. Organization

Rabo Securities USA, Inc. (the "Company" or "RSI") was incorporated in Delaware in 1999. The Company is an institutional brokerage and investment banking firm. The Company is engaged primarily in the institutional brokerage business including effecting transactions in foreign equities and underwriting services and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company was registered with the SEC and the National Association of Securities Dealers (the "NASD"), as a broker and dealer in February 2003 and commenced operations in the capacity of a broker dealer in March 2003. The Company is a wholly-owned subsidiary of Utrecht-America Holdings, Inc. (the "Parent") which is a wholly-owned subsidiary of Rabobank Nederland.

The Company clears its foreign equities transactions on a delivery versus payment/receipt versus payment basis through its affiliate, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Amsterdam Branch ("Rabobank Amsterdam Branch"), and for U.S. securities on a fully disclosed basis through Pershing LLC (the "clearing broker"). The Company has been active in the foreign equities brokerage business during 2005, and has not done any significant client brokerage business in domestic equity securities.

The Company has developed a structured products group which engages in marketing, placement and/or sale of medium term note ("MTN") debt securities issued by its affiliate, Rabo Financial Products B.V., and guaranteed by Rabobank NY Branch on a best efforts basis, to U.S. broker dealers and other institutional investors. The Company's participation includes acting as placement agent, syndication agent, advisor to issuer and/or placement agent(s) and selling group member.

In the first quarter of 2005, the Company began operating as a dealer in Private Placements of asset backed commercial paper. These transactions are done with institutional clients who are also qualified institutional buyers ("QIB's") and are cleared via Pershing LLC. In conjunction with this business, the parent made a capital infusion of $ 20,000,000 to ensure the Company would maintain adequate net capital in conducting this business.

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Cash equivalents are defined as short-term, highly liquid investments with a maturity of three months or less when purchased.

Receivables from affiliate include commissions due from affiliates of $26,000 that are denominated in a foreign currency and have been translated at period end exchange rates.

3. Receivables from Brokers and Dealers

Receivables from brokers and dealers represent net underwriting fees receivable and receivable from clearing broker. The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

4. Transactions with Customers

The US transactions are processed through its clearing broker. The Company and the clearing broker monitor the settlement of these transactions.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2005, there were no amounts to be indemnified to the clearing broker for these customer accounts.

At December 31, 2005, the Company had unsettled transactions totaling approximately $258,000. This is represented as fail to receive securities with Rabobank Amsterdam Branch, included in payable to affiliate on the statement of financial condition, and fail to deliver with the customer, represented in receivables from customers on the statement of financial condition. The risk of loss associated with these transactions is dependent upon the customer and the affiliate foreign broker dealer fulfilling their obligations.

5. Revolving Loan Agreement

The Company has, under a revolving subordinated loan agreement approved by the NASD, the ability to borrow $100 million from its affiliate, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Cayman Islands Branch at an interest rate based on the one month LIBOR rate. The agreement will expire on March 21, 2006. At December 31, 2005, there was no indebtedness under this revolving subordinated loan agreement.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company is included in the combined New York State and New York City income tax return filed by the Parent and certain other subsidiaries of the Parent. The income tax provision has been calculated in these financial statements on a stand-alone basis using separate entity income at the effective rate of the Company.

The Company's income tax provision is computed in accordance with a Tax Sharing Agreement between the Parent and its subsidiaries. The Parent pays taxes on the Company's behalf and therefore income taxes payable in the statement of financial condition represents an intercompany payable.

The effective tax rate is 45.5%. The provision for income taxes is more than that calculated by applying the statutory federal income tax rate principally due to state and local income taxes net of federal income tax effects.

As of December 31, 2005, the Company did not separately state their deferred tax amounts as there were no significant temporary differences.

7. Net Capital Requirements and Other Regulatory Requirements

The Company is subject to the net capital requirements of the NASD and the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The NASD and the Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) for all domestic transactions cleared through another broker-dealer on a fully-disclosed basis and under paragraph (k) (2) (i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

At December 31, 2005, the Company had net capital of approximately $39.2 million, which was $39.0 million in excess of the amount required to be maintained at that date.

8. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

9. Related Party Transactions

In the foreign securities brokerage business, the Company acts as agent between its affiliate, Rabobank Amsterdam Branch and the Company's clients, in foreign securities transactions with customers. Balances resulting from such transactions are included in receivables from affiliate and approximate $29,900 at December 31, 2005.

Amounts owed to and due from Rabobank New York Branch relating to the service level agreement and other expenses paid on behalf of the Company are $395,000 and $50,000 respectively, and are included in payable to affiliate and receivable from affiliate, respectively, in the statement of financial condition.

The Company had borrowed funds during the year from its affiliate, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Cayman Islands. At December 31, 2005, there was no outstanding related party loan balance.